

April 27, 2015

Via E-mail
Ernest M. Freedman
Executive Vice President and Chief Financial Officer
Apartment Investment and Management Company and AIMCO Properties, L.P.
4582 South Ulster Street, Suite 1100
Denver, CO 80237

> **Re:**   **Apartment Investment and Management Company**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-13232**
>
> **AIMCO Properties, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 24, 2015**
> **File No. 0-24497**

Dear Mr. Freedman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Balance Sheet and Liquidity, page 22

1.   We note your use of pro forma and actual leverage ratios. It does not appear your presentation of these leverage ratios complies with Item 10(e) of Regulation S-K. Please revise future periodic filings to disclose that these leverage ratios are non-GAAP, disclose how management deems the measures useful, and provide a reconciliation of any non-GAAP measures used in these leverage ratios. Your reconciliation should reconcile any non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Further, your reconciliation of your pro forma measures should include an explanation of any assumptions made. Please provide us with an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant